JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited in thousands of Canadian dollars)

		As at	As at
		December 31, 2021	March 31, 2021
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$175,392	$215,989
Restricted cash		3,406	1,139
Trade and other receivables, net	4(a)	549,065	340,201
Gas in storage		23,702	2,993
Fair value of derivative financial assets	6	209,768	25,026
Income taxes recoverable		13,044	8,238
Other current assets	5(a)	183,704	163,405
		1,158,081	756,991
Non-current assets
Investments	7	–	32,889
Property and equipment, net		12,976	17,827
Intangible assets, net		63,730	70,723
Goodwill		163,954	163,770
Fair value of derivative financial assets	6	96,962	10,600
Deferred income tax assets		673	3,744
Other non-current assets	5(b)	46,077	35,262
		384,372	334,815
TOTAL ASSETS		$1,542,453	$1,091,806

LIABILITIES
Current liabilities
Trade and other payables	8	$993,621	$921,595
Deferred revenue		8,090	1,408
Income taxes payable		3,235	4,126
Fair value of derivative financial liabilities	6	11,450	13,977
Provisions		866	6,786
Current portion of long-term debt	9	623,385	654,180
		1,640,647	1,602,072
Non-current liabilities
Long-term debt	9	211	1,560
Fair value of derivative financial liabilities	6	24,664	61,169
Deferred income tax liabilities		4	2,749
Other non-current liabilities		3,688	19,078
		28,567	84,556
TOTAL LIABILITIES		$1,669,214	$1,686,628
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	12	$1,537,863	$1,537,863
Contributed deficit		(10,189)	(11,634)
Accumulated deficit		(1,749,527)	(2,211,728)
Accumulated other comprehensive income		95,475	91,069
Non-controlling interest		(383)	(392)
TOTAL SHAREHOLDERS’ DEFICIT		(126,761)	(594,822)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$1,542,453	$1,091,806

Basis of presentation (Note 3)

Commitments and contingencies (Note 16)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

Scott Gahn	Stephen Schaefer
Chief Executive Officer and President	Corporate Director

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2021	2020	2021	2020
CONTINUING OPERATIONS
Sales	10	$650,691	$627,016	$1,964,132	$2,050,973
Cost of goods sold		434,261	446,571	1,585,921	1,380,680
GROSS MARGIN		216,430	180,445	378,211	670,293
INCOMES (EXPENSES)
Administrative		(32,473)	(30,408)	(99,424)	(112,507)
Selling and marketing		(43,570)	(42,269)	(128,029)	(137,140)
Other operating expenses	13(a)	(19,956)	(10,239)	(41,249)	(50,915)
Finance costs	9	(14,271)	(17,677)	(39,079)	(69,274)
Reorganization costs	14	(40,984)	–	(79,570)	–
Restructuring costs		–	–	–	(7,118)
Gain on September 2020 Recapitalization transaction, net		–	1,026	–	51,367
Unrealized gain (loss) on derivative instruments and other	6	(274,841)	(71,558)	304,811	(79,177)
Realized gain (loss) on derivative instruments		78,575	(56,905)	144,921	(276,808)
Gain (loss) on investment	7	(10,273)	–	18,727	–
Other income (expenses), net		154	(1,431)	(392)	(4,488)
Profit (loss) from continuing operations before income taxes		(141,209)	(49,016)	458,927	(15,767)
Provision for (recovery of) income taxes	11	(1,978)	3,311	(3,190)	4,618
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$(139,231)	$(52,327)	$462,117	$(20,385)
DISCONTINUED OPERATIONS
Profit after tax from discontinued operations		–	4,788	–	630
PROFIT (LOSS) FOR THE PERIOD		$(139,231)	$(47,539)	$462,117	$(19,755)
Attributable to:
Shareholders of Just Energy		$(139,207)	$(52,315)	$462,201	$(20,260)
Discontinued operations		–	4,788	–	630
Non-controlling interest		(24)	(12)	(84)	(125)
PROFIT (LOSS) FOR THE PERIOD		$(139,231)	$(47,539)	$462,117	$(19,755)

Earnings (loss) per share from continuing operations	15
Basic		$(2.90)	$(1.09)	$9.61	$(0.77)
Diluted		$(2.90)	$(1.09)	$9.45	$(0.77)
Earnings per share from discontinued operations
Basic		$–	$0.10	$–	$0.02
Diluted		$–	$0.10	$–	$0.02
Earnings (loss) per share available to shareholders	15
Basic		$(2.90)	$(0.99)	$9.61	$(0.75)
Diluted		$(2.90)	$(0.99)	$9.45	$(0.75)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020

PROFIT (LOSS) FOR THE PERIOD	$(139,231)	$(47,539)	$462,117	$(19,755)
Other comprehensive profit (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations	(555)	3,514	4,406	4,308
Unrealized loss on translation of foreign operations from discontinued operations	–	(945)	–	(156)
Loss on translation of foreign operations disposed and reclassified to Interim Condensed Consolidated Statements of Income (Loss)	–	(1,248)	–	(415)
	(555)	1,321	4,406	3,737
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(139,786)	$(46,218)	$466,523	$(16,018)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$(139,762)	$(46,206)	$466,607	$(15,893)
Non-controlling interest	(24)	(12)	(84)	(125)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(139,786)	$(46,218)	$466,523	$(16,018)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ DEFICIT

(unaudited in thousands of Canadian dollars)

		Nine months ended December 31,
		2021	2020
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings (loss), beginning of period		$(261,702)	$140,446
Profit (loss) for the period as reported, attributable to shareholders		462,201	(19,630)
Accumulated earnings, end of period		$200,499	$120,816

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,950,026)	(1,950,003)
Dividends and distributions declared and paid		–	(23)
Dividends and distributions, end of period		$(1,950,026)	$(1,950,026)
ACCUMULATED DEFICIT		$(1,749,527)	$(1,829,210)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$91,069	$84,651
Other comprehensive income		4,406	3,737
Accumulated other comprehensive income, end of period		$95,475	$88,388

SHAREHOLDERS’ CAPITAL
Common shares
Common shares, beginning of period	12	$1,537,863	$1,099,864
Issuance of shares-September 2020 Recapitalization		–	438,642
Issuance cost associated with September 2020 Recapitalization		–	(1,572)
Share-based units exercised		–	929
Common shares, end of period		$1,537,863	$1,537,863

Preferred shares
Preferred shares, beginning of period	12	$–	$146,965
Settled with common shares		–	(146,965)
Preferred shares, end of period		$–	$–
SHAREHOLDERS’ CAPITAL		$1,537,863	$1,537,863

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$–	$13,029
Settled with common shares		–	(13,029)
Balance, end of period		$–	$–

CONTRIBUTED DEFICIT
Balance, beginning of period		$(11,634)	$(29,826)
Add: Share-based compensation expense	13(a)	1,445	5,657
Transferred from equity component		–	13,029
Less: Share-based units exercised		–	(929)
Share-based compensation adjustment		–	(423)
Non-cash deferred share grants		–	23
Balance, end of period		$(10,189)	$(12,469)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(392)	$(414)
Foreign exchange impact on non-controlling interest		93	124
Loss attributable to non-controlling interest		(84)	(125)
Balance, end of period		$(383)	$(415)
TOTAL SHAREHOLDERS’ DEFICIT		$(126,761)	$(215,843)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Nine months ended December 31,
	Notes	2021	2020
Net inflow (outflow) of cash related to the following activities
OPERATING
Profit (loss) from continuing operations before income taxes		$458,927	$(15,767)
Loss from discontinued operations before income taxes		–	681
Profit (loss) before income taxes		458,927	(15,086)

Items not affecting cash
Amortization and depreciation	13(a)	20,023	18,462
Share-based compensation expense	13(a)	1,445	5,657
Financing charges, non-cash portion		4,807	22,459
Loss on sale of subsidiaries, net		–	423
Unrealized (gain) loss in fair value on derivative instruments and other	6	(304,811)	79,177
Gain on investment	7	(18,727)	–
Gain from September 2020 Recapitalization transaction		–	(78,792)
Net change in working capital balances		(231,823)	(30,387)
Liabilities subject to compromise		33,803	–
Adjustment for discontinued operations, net		–	(4,120)
Income taxes paid		(2,900)	(8,823)
Cash outflow from operating activities		(39,256)	(11,030)

INVESTING
Purchase of property and equipment		(757)	(333)
Purchase of intangible assets		(8,038)	(7,638)
Proceeds from sale of investments	7	51,616	–
Proceeds from disposition of subsidiaries		–	4,618
Cash inflow (outflow) from investing activities		42,821	(3,353)

FINANCING
Proceeds from DIP Facility	9	31,425	–
Repayment of long-term debt	9	(2,222)	(4,204)
Leased asset payments		(2,000)	(3,062)
Debt issuance costs		–	(6,625)
Share swap payout		–	(21,488)
Credit facilities payments	9	(72,533)	(3,770)
Proceeds from issuance of common stock, net		–	100,969
Cash inflow (outflow) from financing activities		(45,330)	61,820

Effect of foreign currency translation on cash balances		1,168	(6,895)

Net cash inflow (outflow)		(40,597)	40,542
Cash and cash equivalents, beginning of period		215,989	26,093
Cash and cash equivalents, end of period		$175,392	$66,635

Supplemental cash flow information:
Interest paid		$34,272	$46,815

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.   ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The Interim Condensed Consolidated Financial Statements consist of Just Energy and its subsidiaries and affiliates. The Interim Condensed Consolidated Financial Statements were approved by the Board of Directors on February 16, 2022.

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) of the Bankruptcy Code in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders” or “CCAA Proceedings”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD $125 million Debtor-In-Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company. The Company entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The Company entered a Lender Support Agreement with the lenders under its Credit Facility (refer to Note 9(c)). The filings and associated USD $125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the United States (“U.S.”) and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On February 9, 2022, the stay period under the CCAA Proceedings was extended by the Ontario Court to March 4, 2022.

In connection with the CCAA Proceedings, the Company has identified the following obligations that are subject to compromise:

Amounts in 000's

Trade and other payables	$585,674
Current portion of long-term debt	464,023
Total liabilities subject to compromise	$1,049,697

On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings (the “Claims Procedure Order”). As part of the CCAA Proceedings and in accordance with the Claims Procedure Order, Just Energy continues to review and determine which claims will be allowed, modified or disallowed, which may result in additional liabilities subject to compromise that are not currently reflected in the Interim Condensed Consolidated Financial Statements. Please see Note 16(b) for further information.

The common shares of the Company are listed on the TSX Venture Exchange, under the symbol “JE” and on the OTC Pink Market under the symbol “JENGQ”.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On June 16, 2021, Texas House Bill 4492 (“HB 4492”) became law in Texas.  HB 4492 provides a mechanism for recovery of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”), incurred by various parties, including the Company, during the Weather Event, through certain securitization structures.

On October 13, 2021, the Public Utility Commission of Texas (“PUCT”) approved the financing order (“Final Order”) authorizing the securitization of these costs by ERCOT. On December 7, 2021, ERCOT filed its calculation with the PUCT in accordance with the PUCT final order implementing HB 4492. The Company is expecting to receive reimbursement of Costs in the amount of approximately USD $147.5 million (the “Cost Recovery”). The Cost Recovery is expected to be received in the Spring of 2022. Management determined that the Company has reasonable assurance as defined under IAS 20, Accounting for government grants and assistance to receive the Cost Recovery. The Company has recorded the Cost Recovery in the three months ended December 31, 2021, as a receivable and a corresponding decrease to cost of goods sold.

2.   OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Operating in the U.S. and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and Terrapass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of electricity or natural gas under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain flexibility while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its gross margin from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy offers green products through Terrapass and its JustGreen program. Green products offered through Terrapass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.

Through Filter Group, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions.

Just Energy markets its product offerings through multiple sales channels including digital, retail, door-to-door, brokers and affinity relationships.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

3.    FINANCIAL STATEMENT PRESENTATION

(a)  Compliance with IFRS

These Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2021, annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards (“IFRS”). Accordingly, certain information and footnote disclosures normally included in the March 31, 2021, annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)  Basis of presentation and interim reporting

These Interim Condensed Consolidated Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the March 31, 2021 annual audited consolidated financial statements.

The comparative Interim Condensed Consolidated Financial Statements have been corrected from the interim statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

The Interim Condensed Consolidated Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousands, except where otherwise indicated. The Interim Condensed Consolidated Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2022, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and lowest in October through December and April through June.

Principles of consolidation

The Interim Condensed Consolidated Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2021. Subsidiaries and affiliates are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

Going Concern

Due to the Weather Event and associated CCAA filing, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company emerging from CCAA protection, maintaining liquidity, complying with DIP Facility covenants and extending the DIP Facility maturity if required before emergence from CCAA. The material uncertainties arising from the CCAA filings cast substantial doubt upon the

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Company's ability to continue as a going concern and, accordingly the ultimate appropriateness of the use of accounting principles applicable to a going concern.

These Interim Condensed Consolidated Financial Statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and Interim Condensed Consolidated Statements of Financial Position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material. There can be no assurance that the Company will be successful in emerging from CCAA as a going concern.

(c)  Significant accounting judgments, estimates, and assumptions

The preparation of the Interim Condensed Consolidated Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amount of assets, liabilities, income and expenses. The estimates and related assumptions based on previous experience and other factors are considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes from the disclosures from the March 31, 2021 annual audited consolidated financial statements and notes to the March 31, 2021 annual audited consolidated financial statements with respect to significant accounting judgments, estimates and assumptions.

4.   TRADE AND OTHER RECEIVABLES, NET

(a)  Trade and other receivables, net

	As at	As at
	December 31, 2021	March 31, 2021
Trade account receivables, net	$157,781	$189,250
Unbilled revenue, net	121,751	103,986
Receivable from ERCOT against HB 4492	187,001	–
Accrued gas receivable	–	833
Other	82,532	46,132
	$549,065	$340,201

(b)  Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss (“ECL”) reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the ECL by using historical loss rates and forward-looking factors, if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity) and for certain Commercial customers in dual-billing markets including Illinois (power), Pennsylvania (power), Massachusetts (power), New York and New Jersey. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Although there is no assurance that the LDCs providing these services will continue to do so in the future, management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:

	As at	As at
	December 31, 2021	March 31, 2021

Current	$70,316	$58,737
1–30 days	13,591	19,415
31–60 days	3,619	3,794
61–90 days	4,665	2,144
Over 90 days	12,840	10,446
	$105,031	$94,536

The unbilled revenue subject to customer credit risk is $102.6 million as at December 31, 2021 (March 31, 2021-$87.1 million).

(c)  Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at	As at
	December 31, 2021	March 31, 2021

Balance, beginning of period	$23,363	$45,832
Provision for doubtful accounts	19,976	34,260
Bad debts written off	(28,697)	(62,529)
Foreign exchange	5,972	5,800
Balance, end of period	$20,614	$23,363

5.   OTHER CURRENT AND NON-CURRENT ASSETS

		As at	As at
(a)	Other current assets	December 31, 2021	March 31, 2021
	Prepaid expenses and deposits	$67,744	$52,216
	Customer acquisition costs	39,806	45,681
	Green certificates assets	66,339	61,467
	Gas delivered in excess of consumption	8,215	650
	Inventory	1,600	3,391
		$183,704	$163,405

		As at	As at
(b)	Other non-current assets	December 31, 2021	March 31, 2021
	Customer acquisition costs	$36,250	$27,318
	Other long-term assets	9,827	7,944
		$46,077	$35,262

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.   FINANCIAL INSTRUMENTS

(a)  Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon offsets and renewable energy certificates (“RECs”), and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity and natural gas volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table presents unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the Interim Condensed Consolidated Statements of Financial Position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized gain (loss) in fair value of derivative instruments and other on the Interim Condensed Consolidated Statements of Income.

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Physical forward contracts and options (i)	$(165,771)	$(58,098)	$193,357	$(124,865)
Financial swap contracts and options (ii)	(107,630)	(19,349)	113,857	51,316
Foreign exchange forward contracts	(238)	(6,060)	1,464	(15,139)
Unrealized foreign exchange on certain debts	(115)	13,649	(2,360)	13,649
Weather derivatives (iii)	–	(547)	(1,896)	(1,159)
Other derivative options	(1,087)	(1,153)	389	(2,979)
Unrealized gain (loss) of derivative instruments and other	$(274,841)	$(71,558)	$304,811	$(79,177)

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Interim Condensed Consolidated Statements of Financial Position as at December 31, 2021:

	Financial	Financial	Financial	Financial
	assets	assets	liabilities	liabilities
	(current)	(non-current)	(current)	(non-current)

Physical forward contracts and options (i)	$133,348	$51,453	$10,315	$21,428
Financial swap contracts and options (ii)	73,576	45,017	1,116	3,106
Foreign exchange forward contracts	1,319	–	–	128
Other derivative options	1,525	492	19	2
As at December 31, 2021	$209,768	$96,962	$11,450	$24,664

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2021:

	Financial	Financial	Financial	Financial
	assets	assets	liabilities	liabilities
	(current)	(non-current)	(current)	(non-current)

Physical forward contracts and options (i)	$12,513	$6,713	$10,157	$56,122
Financial swap contracts and options (ii)	6,942	2,634	3,548	5,047
Foreign exchange forward contracts	–	–	272	–
Weather derivatives (iii)	1,911	–	–	–
Other derivative options	3,660	1,253	–	–
As at March 31, 2021	$25,026	$10,600	$13,977	$61,169

Individual derivative asset and liability transactions are offset, and the net amount reported in the Interim Condensed Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. Individual derivative transactions are typically offset at the legal entity and counterparty level.

Below is a summary of the financial instruments classified through profit or loss as at December 31, 2021, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:
●	Electricity contracts with a total remaining volume of 27,135,906 MWh, a weighted average price of $49.20/MWh and expiry dates up to December 31, 2029.
●	Natural gas contracts with a total remaining volume of 106,875,145 GJs, a weighted average price of $3.87/GJ and expiry dates up to October 31, 2025.
●	RECs with a total remaining volume of 3,116,650 MWh, a weighted average price of $26.39/REC and expiry dates up to December 31, 2029.
●	Green gas certificates with a total remaining volume of 10,000 tonnes, a weighted average price of $15.31/tonne and expiry dates up to July 28, 2022.
●	Electricity generation capacity contracts with a total remaining volume of 1,628 MWCap, a weighted average price of $4,765.65/MWCap and expiry dates up to December 31, 2023.
●	Ancillary contracts with a total remaining volume of 1,133,640 MWh, a weighted average price of $27.25/MWh and expiry dates up to December 31, 2024.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)	Financial swap contracts and options consist of:
●	Electricity contracts with a total remaining volume of 16,411,986 MWh, a weighted average price of $52.23/MWh and expiry dates up to December 31, 2025.
●	Natural gas contracts with a total remaining volume of 108,350,809 GJs, a weighted average price of $2.95/GJ and expiry dates up to December 31, 2026.
●	Ancillary contracts with a total remaining volume of 1,490,328 MWh, a weighted average price of $29.49/MWh and expiry dates up to December 31, 2023.
(iii)	Weather derivatives consist of:
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,813F to 4,985F HDD and an expiry date of March 31, 2022.
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,652F to 4,871F HDD and an expiry date of March 31, 2023.
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,652F to 4,910F HDD and an expiry date of March 31, 2024.
●	Temperature Contingent Power Call Options with price strikes at various temperature strikes and an expiry date of March 31, 2022.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Condensed Consolidated Financial Statements.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) commodity (predominately NYMEX), (ii) basis and (iii) foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$47,912	$258,818	$306,730
Derivative financial liabilities	–	–	(36,114)	(36,114)
Total net derivative financial assets	$–	$47,912	$222,704	$270,616

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$682	$34,944	$35,626
Derivative financial liabilities	–	–	(75,146)	(75,146)
Total net derivative financial liabilities	$–	$682	$(40,202)	$(39,520)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, and RECs had risen by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the three months ended December 31, 2021 would have decreased by $260.4 million.

On the contrary, if the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, and RECs had fallen by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the three months ended December 31, 2021 would have increased by $245.8 million, primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Key assumptions used when determining the significant unobservable inputs for all commodity supply contracts included in Level 3 of the FV hierarchy consist of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12 to 15 month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Nine months ended	Year ended
	December 31, 2021	March 31, 2021
Balance, beginning of period	$(40,202)	$(85,885)
Total gains (losses)	224,170	(2,900)
Purchases	49,715	(4,059)
Sales	(170)	(1,670)
Settlements	(10,809)	54,312
Balance, end of period	$222,704	$(40,202)

(b)  Classification of non-derivative financial assets and liabilities

As at December 31, 2021 and March 31, 2021, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

The risks associated with Just Energy’s financial instruments are as follows:

(i)Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollars could positively or negatively affect Just Energy’s Interim Condensed Consolidated Statements of Income, as a significant portion of Just Energy’s profit or loss is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has a policy to economically hedge between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended December 31, 2021, assuming that all the other variables had remained constant, the net profit for the nine months ended December 31, 2021 would have been $49.2 million lower/higher and other comprehensive loss would have been $46.6 million lower/higher.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate Credit Facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its risk management policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $0.5 million in loss from continuing operations before income taxes in the Interim Condensed Consolidated Statements of Income for the three months ended December 31, 2021.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its risk management policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix gross margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity and RECs had risen by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the three months ended December 31, 2021 would have decreased by $252.3 million.

On the contrary, a fall of 10% in the energy prices associated with derivative financial instruments including natural gas, electricity and RECs, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the three months ended December 31, 2021 would have increased by $289.3 million, primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the risk management policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The risk department and Risk Committee of the Board of Directors monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2021, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $12.9 million (March 31, 2021 –$1.1 million) to accommodate for its counterparties’ risk of default.

As at December 31, 2021, the estimated net counterparty credit risk exposure amounted to $229.3 million (March 31, 2021 –$35.6 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

7.   INVESTMENTS

On November 1, 2021, Generac Holdings Inc. (“Generac”) announced the signing of an agreement to acquire all of the issued and outstanding shares of ecobee Inc. (“ecobee”), including all of the ecobee shares held by the Company. The Company held approximately 8% of the ecobee shares. The transaction closed on December 1, 2021 and the Company received $15.6 million cash and 80,281 shares of Generac common stock. The Company subsequently sold all of the Generac shares for a sum of $36 million during December 2021, resulting in total consideration of approximately $51.6 million. This has resulted in a gain on investment of $18.7 million recorded in the Interim Condensed Consolidated Statement of Income for the nine months ended December 31, 2021. The Company could receive up to an additional approximate $10 million in Generac stock over calendar 2022 and 2023, provided that certain performance targets are achieved by ecobee.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.   TRADE AND OTHER PAYABLES

	As at	As at
	December 31, 2021	March 31, 2021
Commodity suppliers' accruals and payables (a)	$787,410	$712,144
Green provisions and repurchase obligations	72,597	77,882
Sales tax payable	11,043	27,684
Non-commodity trade accruals and accounts payable (b)	91,422	80,573
Current portion of payable to former joint venture partner (c)	25,758	11,467
Accrued gas payable	–	544
Other payables	5,391	11,301
	$993,621	$921,595
(a)	Includes $529.9 million (March 31, 2021 – $514.7 million) that is subject to compromise depending on the outcome of the CCAA Proceedings.
(b)	Includes $30.0 million (March 31, 2021 – $12.9 million) that is subject to compromise depending on the outcome of the CCAA Proceedings.
(c)	The amount due to the former joint venture partner is subject to compromise depending on the outcome of the CCAA Proceedings.

9.   LONG-TERM DEBT AND FINANCING

	As at	As at
	December 31, 2021	March 31, 2021
DIP Facility (a)	$158,475	$126,735
Less: Debt issue costs (a)	(1,297)	(6,312)
Filter Group financing (b)	2,395	4,617
Credit Facility - subject to compromise (c)	159,977	227,189
Term Loan - subject to compromise (d)	290,493	289,904
Note Indenture - subject to compromise (e)	13,553	13,607
	623,596	655,740
Less: Current portion	(623,385)	(654,180)
	$211	$1,560

Future annual minimum principal repayments are as follows:

	Less than			More than
	1 year	1–3 years	4–5 years	5 years	Total
DIP Facility (a)	$158,475	$–	$–	$–	$158,475
Less: Debt issue costs (a)	(1,297)	–	–	–	(1,297)
Filter Group financing (b)	2,184	211	–	–	2,395
Credit Facility - subject to compromise (c)	159,977	–	–	–	159,977
Term Loan - subject to compromise (d)	290,493	–	–	–	290,493
Note Indenture - subject to compromise (e)	13,553	–	–	–	13,553
	$623,385	$211	$–	$–	$623,596

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the period ended December 31. Interest is expensed based on the effective interest rate.

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
DIP Facility (a)	$8,253	$–	$22,651	$–
Filter Group financing (b)	64	165	240	540
7.0% $13M subordinated notes (c)	–	280	–	280
Credit Facility (c)	5,492	4,712	15,872	15,229
Term Loan (d)	–	8,242	–	8,242
8.75% term loan (f)	–	–	–	18,055
6.75% $100M convertible debentures (g)	–	–	–	4,762
6.75% $160M convertible debentures (h)	–	–	–	6,948
6.5% convertible bonds (i)	–	–	–	536
Supplier finance and others	462	4,278	316	14,682
	$14,271	$17,677	$39,079	$69,274

(a)	As discussed in Note 1, Just Energy filed and received the Court Order under the CCAA on March 9, 2021. In conjunction with the CCAA filing, the Company entered into the DIP Facility for USD $125 million. Just Energy Ontario L.P., Just Energy Group Inc. and Just Energy (U.S.) Corp. are the borrowers under the DIP Facility and are supported by guarantees of certain subsidiaries and affiliates and secured by a super-priority charge against and attaching to the property that secures the obligations arising under the Credit Facility, created by the Court Order. The DIP Facility has an interest rate of 13%, paid quarterly in arrears. On November 11, 2021, the Company amended the DIP Facility to extend the maturity of the DIP Facility to September 30, 2022. The DIP Facility terminates at the earlier of: (a) September 30, 2022, (b) the implementation date of the CCAA plan, (c) the lifting of the stay in the CCAA proceedings or (d) the termination of the CCAA proceedings. For consideration for making the DIP Facility available, Just Energy paid a 1% origination fee, a 1% commitment fee on March 9, 2021 and a 1% amendment fee on November 16, 2021.
(b)	Filter Group has a $2.4 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment that matures no later than October 2023 with HTC and bears interest at 8.99% per annum. Principal and interest are payable monthly. Filter Group did not file under the CCAA and accordingly, the stay does not apply to Filter Group and any amounts outstanding under the loan payable to HTC.
(c)	On March 18, 2021, Just Energy Ontario L.P, Just Energy (U.S.) Corp. and Just Energy Group Inc. entered into an Accommodation and Support Agreement (the “Lender Support Agreement”) with the lenders under the Credit Facility. Under the Lender Support Agreement, the lenders agreed to allow issuance or renewals of Letters of Credit under the Credit Facility during the pendency of the CCAA proceedings within certain restrictions. In return, the Company has agreed to continue paying interest and fees at the non-default rate on the outstanding advances and Letters of Credit under the Credit Facility. The amount of Letters of Credit that may be issued is limited to the lesser of $46.1 million (excluding the Letters of Credit guaranteed by Export Development Canada under its Account Performance Security Guarantee Program), plus any amount the Company has repaid and $125 million. As at December 31, 2021, the Company had repaid $73.6 million and had a total of $115.8 million of Letters of Credit outstanding.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Certain amounts outstanding under the Letter of Credit Facility (“LC Facility”) are guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. As at December 31, 2021, the Company had $55.3 million of Letters of Credit outstanding and Letter of Credit capacity of $2.7 million available under the LC Facility.  Just Energy’s obligations under the Credit Facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily Filter Group. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral.  As a result of the CCAA filing, the borrowers are in default under the Credit Facility. However, any potential actions by the lenders have been stayed pursuant to the Court Order.

The outstanding Advances are all Prime rate advances at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%.

As at December 31, 2021, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%.

As a result of the CCAA filing, the Credit Facility has been reclassified to short-term reflecting the potential acceleration of the debt allowed under the Credit Facility.

(d)	As part of the recapitalization transaction that the Company completed in September 2020 (“September 2020 Recapitalization”), Just Energy issued a USD $205.9 million principal note (the “Term Loan”) maturing on March 31, 2024. The note bears interest at 10.25%. The balance at December 31, 2021 includes an accrual of $12.6 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Term Loan. However, any potential actions by the lenders under the Term Loan have been stayed pursuant to the Court Order, and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Term Loan has been classified as current.
(e)	As part of the September 2020 Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“Note Indenture”) to holders of the subordinated convertible debentures, which has a six-year maturity. The principal amount was reduced through a tender offer for no consideration on October 19, 2020 to $13.2 million. The Note Indenture bears an annual interest rate of 7.0% payable in kind. The balance at December 31, 2021 includes an accrual of $0.4 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Note Indenture’s Trust Indenture agreement. However, any potential actions by the lenders under the Note Indenture have been stayed pursuant to the Court Order and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Note Indenture has been classified as current.
(f)	As part of the September 2020 Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the Term Loan and 786,982 common shares. At the time of the September 2020 Recapitalization, the 8.75% loan had USD $207.0 million outstanding plus accrued interest.
(g)	As part of the September 2020 Recapitalization, the 6.75% $100M convertible debentures were exchanged for 3,592,069 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.
(h)	As part of the September 2020 Recapitalization, the 6.75% $160M convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)	As part of the September 2020 Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the Term Loan and 35,737 common shares. At the time of the September 2020 Recapitalization, $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

10. REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Mass Market and the Commercial segments.

The chief operating decision maker monitors the operational results of the Mass Market and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base Gross Margin and Embedded Gross Margin as defined in the Company’s Management Discussion and Analysis.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions such as Human Resources, Finance and Information Technology.

For the three months ended December 31, 2021:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$350,061	$300,630	$–	$650,691
Cost of goods sold	171,487	262,774	–	434,261
Gross margin	178,574	37,856	–	216,430
Depreciation and amortization	9,592	1,080	–	10,672
Administrative expenses	10,206	3,624	18,643	32,473
Selling and marketing expenses	29,578	13,992	–	43,570
Other operating expenses (income)	9,782	(498)	–	9,284
Segment profit (loss)	$119,416	$19,658	$(18,643)	$120,431
Finance costs				(14,271)
Unrealized loss on derivative instruments and other				(274,841)
Realized gain on derivative instruments				78,575
Other income, net				154
Loss on investment				(10,273)
Reorganization costs				(40,984)
Recovery of income taxes				1,978
Loss for the period				$(139,231)

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2020:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$342,092	$284,924	$–	$627,016
Cost of goods sold	215,702	230,869	–	446,571
Gross margin	126,390	54,055	–	180,445
Depreciation and amortization	4,470	876	–	5,346
Administrative expenses	8,561	3,458	18,389	30,408
Selling and marketing expenses	25,538	16,731	–	42,269
Other operating expenses	3,699	1,194	–	4,893
Segment profit (loss)	$84,122	$31,796	$(18,389)	$97,529
Finance costs				(17,677)
Gain on September 2020 Recapitalization transaction, net				1,026
Unrealized loss on derivative instruments and other				(71,558)
Realized loss on derivative instruments				(56,905)
Other expense, net				(1,431)
Provision for income taxes				(3,311)
Loss from continuing operations				$(52,327)
Profit from discontinued operations				4,788
Loss for the period				(47,539)

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2021:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated
Sales	$1,066,539	$897,593	$–	$1,964,132
Cost of goods sold	766,308	819,613	–	1,585,921
Gross margin	300,231	77,980	–	378,211
Depreciation and amortization	17,113	2,715	–	19,828
Administrative expenses	29,707	10,724	58,993	99,424
Selling and marketing expenses	83,877	44,152	–	128,029
Other operating expenses	20,815	606	–	21,421
Segment profit (loss) for the period	$148,719	$19,783	$(58,993)	$109,509
Finance costs				(39,079)
Unrealized gain on derivative instruments and other				304,811
Realized gain on derivative instruments				144,921
Other expense, net				(392)
Gain on investment				18,727
Reorganization costs				(79,570)
Recovery of income taxes				3,190
Profit for the period				$462,117

Capital expenditures	$7,893	$902	$–	$8,795

As at December 31, 2021
Total goodwill	$163,954	$–	$–	$163,954

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2020:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$1,152,095	$898,878	$–	$2,050,973
Cost of goods sold	685,859	694,821	–	1,380,680
Gross margin	466,236	204,057	–	670,293
Depreciation and amortization	15,608	2,690	–	18,298
Administrative expenses	26,747	12,894	72,866	112,507
Selling and marketing expenses	82,760	54,380	–	137,140
Other operating expenses	24,767	7,850	–	32,617
Segment profit (loss)	$316,354	$126,243	$(72,866)	$369,731
Finance costs				(69,274)
Restructuring costs				(7,118)
Gain on September 2020 Recapitalization transaction, net				51,367
Unrealized loss on derivative instruments and other				(79,177)
Realized loss on derivative instruments				(276,808)
Other expense, net				(4,488)
Provision for income taxes				(4,618)
Loss from continuing operations				$(20,385)
Profit from discontinued operations				630
Loss for the period				(19,755)

Capital expenditures	$7,163	$809	$–	$7,972

As at December 31, 2020
Total goodwill	$167,997	$96,654	$–	$264,651

Sales from external customers

Sales based on the location of the customer are summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Canada	$160,953	$125,029	$429,519	$336,355
United States	489,738	501,987	1,534,613	1,714,618
Total	$650,691	$627,016	$1,964,132	$2,050,973

Non-current assets

Non-current assets by geographic segment consist of goodwill, property and equipment and intangible assets and are summarized as follows:

	As at December 31, 2021	As at March 31, 2021
Canada	$173,558	$178,802
United States	67,102	73,518
Total	$240,660	$252,320

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

11. INCOME TAXES

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Current income tax expense (recovery)	$(2,159)	$3,311	$(3,516)	$4,676
Deferred income tax expense (recovery)	181	–	326	(58)
Provision for (recovery of) income taxes	$(1,978)	$3,311	$(3,190)	$4,618

12. SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares with no par value and up to 50,000,000 preferred shares. The common shares outstanding have no preferences, rights or restrictions attached to them and there are no preferred shares outstanding.

Details of issued and outstanding shareholders’ capital are as follows:

	Nine months ended		Year ended
	December 31, 2021		March 31, 2021
	Shares	Amount	Shares	Amount
Common shares:
Issued and outstanding
Balance, beginning of period	48,078,637	$1,537,863	4,594,371	$1,099,864
Share-based awards exercised	–	–	91,854	929
Issuance of shares due to September 2020 Recapitalization	–	–	43,392,412	438,642
Issuance cost	–	–	–	(1,572)
Balance, end of period	48,078,637	$1,537,863	48,078,637	$1,537,863
Preferred shares:
Issued and outstanding
Balance, beginning of period	–	$–	4,662,165	$146,965
Exchanged to common shares	–	–	(4,662,165)	(146,965)
Balance, end of period	–	$–	–	$–
Shareholders' capital	48,078,637	$1,537,863	48,078,637	$1,537,863

The above table reflects the impacts of the September 2020 Recapitalization including the extinguished convertible debentures, the settlement of the preferred shares and the issuance of new common shares. The common shares have been adjusted retrospectively to reflect the 33:1 share consolidation as part of the September 2020 Recapitalization.

13. OTHER EXPENSES

(a)  Other operating expenses

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Amortization of intangible assets	$7,625	$3,840	$14,999	$12,458
Depreciation of property and equipment	3,047	1,506	4,829	5,840
Bad debt expense	8,866	3,358	19,976	26,960
Share-based compensation	418	1,535	1,445	5,657
	$19,956	$10,239	$41,249	$50,915

(b)  Employee expenses

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Wages, salaries and commissions	$20,273	$12,587	$60,802	$46,305
Benefits	6,023	7,571	19,560	21,588
	$26,296	$20,158	$80,362	$67,893

Employee expenses of $16.6 million and $9.7 million are included in administrative expense and selling and marketing expenses, respectively, for the three months ended December 31, 2021, compared to $12.2 million and $8.0 million, respectively, for the three months ended December 31, 2020. Employee expenses of $50.9 million and $29.5 million are included in administrative expense and selling and marketing expenses, respectively, for the nine months ended December 31, 2021, compared to $44.7 million and $23.2 million, respectively, for the nine months ended December 31, 2020.

14. REORGANIZATION COSTS

Reorganization costs represent the amounts incurred related to the filings under the CCAA Proceedings and consist of:

	Three months ended	Nine months ended
	December 31, 2021	December 31, 2021
Professional and advisory costs	$13,869	$37,212
Key employee retention plan	1,938	7,174
Prepetition claims and other costs	25,177	35,184
	$40,984	$79,570

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15. EARNINGS PER SHARE

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations available to shareholders	$(139,231)	$(52,327)	$462,117	$(20,385)
Profit (loss) for the period available to shareholders	$(139,231)	$(47,539)	$462,117	$(19,755)
Basic weighted average shares outstanding	48,078,637	48,043,495	48,078,637	26,355,407
Basic earnings (loss) per share from continuing operations available to shareholders	(2.90)	(1.09)	$9.61	$(0.77)
Basic earnings (loss) per share available to shareholders	$(2.90)	$(0.99)	$9.61	$(0.75)

DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations available to shareholders	$(139,231)	$(52,327)	$462,117	$(20,385)
Adjusted profit (loss) for the period available to shareholders	$(139,231)	$(47,539)	$462,117	$(19,755)
Basic weighted average shares outstanding	48,078,637	48,043,495	48,078,637	26,355,407
Dilutive effect of:
Restricted share grants	—	3,253	—	44,370
Deferred share grants	—	187	—	4,296
Restricted share units	—	17,053	—	5,643
Deferred share units	190,983	164,579	190,983	55,059
Options	650,000	572,283	650,000	192,153
Shares outstanding on a diluted basis	48,919,620	48,800,850	48,919,620	26,656,928
Diluted earnings (loss) from continuing operations per share available to shareholders	(2.90)	(1.09)	$9.45	$(0.77)
Diluted earnings (loss) per share available to shareholders	$(2.90)	$(0.99)	$9.45	$(0.75)

16. COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2021

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$525,713	$2,082,448	$388,541	$92,936	$3,089,638

(a)  Surety bonds and letters of credit

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2021 amounted to $51.2 million (March 31, 2021 – $46.3 million) and are backed by letters of credit or cash collateral.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2021, Just Energy had total letters of credit outstanding in the amount of $171.1 million (March 31, 2021 – $99.4 million) (Note 9(c)).

(b)  Legal proceedings

Just Energy and its subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event. On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings (the “Claims Procedure Order”). As part of the CCAA Proceedings and in accordance with the Claims Procedure Order, Just Energy continues to review and determine which claims will be allowed, modified or disallowed, which may result in additional liabilities subject to compromise that are not currently reflected in the Interim Condensed Financial Statements. Currently, the total claims filed against Just Energy and its subsidiaries pursuant to the Claims Procedure Order are in excess of $12 billion, including approximately $1 billion in secured claims, which include letters of credit. The previously disclosed class action against Just Energy, Just Energy Corp. and Just Energy Ontario L.P. with Haidar Omarali as plaintiff, and certain other class action claims, are subject to the Claims Procedure Order.  Just Energy expects that the final amount of accepted unsecured claims will be much lower than the face amount of the filed claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Court, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA Proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims if they proceed.

On November 12, 2021, Just Energy, along with its affiliates Just Energy Texas LP, Fulcrum Retail Energy LLC, and Hudson Energy Services LLC (the “Just Energy Parties”), initiated a lawsuit (the “Lawsuit”) against ERCOT and the PUCT in the United States Bankruptcy Court for the Southern District of Texas (the “Texas

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Bankruptcy Court”). The Lawsuit seeks to recover payments that were made by the Just Energy Parties to ERCOT for certain invoices relating to the Weather Event.  On February 2, 2022, the Texas Bankruptcy Court dismissed the Lawsuit against the PUCT and two of the Just Energy Parties’ five claims against ERCOT. The Texas Bankruptcy Court requested that the Just Energy Parties amend their pleadings for two of the claims against ERCOT.  Just Energy intends to amend the pleadings as requested and continue the Lawsuit against ERCOT. The remaining claim against ERCOT may be dismissed or abated by the Texas Bankruptcy Court.